United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Lee Young

Legal Director, Corporate Transaction

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406	13D	Page 1 of 6 Pages

1	Names of Reporting Persons Total S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,167,073
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,167,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,167,073
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.48%*
14	Type of Reporting Person CO

*

Includes 3,969,375 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 168,394,511 shares of Common Stock outstanding as of February 7, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. 867652 406	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Total Gaz Electricité Holdings France SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,167,073
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,167,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,167,073
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.48%*
14	Type of Reporting Person CO

*

Includes 3,969,375 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 168,394,511 shares of Common Stock outstanding as of February 7, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. 867652 406	13D	Page 3 of 6 Pages

1	Names of Reporting Persons Total Solar Intl SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,167,073
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,167,073

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,167,073
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.48%*
14	Type of Reporting Person CO

*

Includes 3,969,375 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 168,394,511 shares of Common Stock outstanding as of February 7, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2020.

CUSIP No. 867652 406	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 14 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020 and February 19, 2020 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Filing is amended and restated in its entirety as follows:

The number and percentage of shares of Common Stock to which this Statement relates is 92,167,073, constituting 52.48% of the 168,394,511 shares of Common Stock outstanding as of February 7, 2020 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2020, which includes 3,969,375 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015.

Total Solar is a direct wholly owned subsidiary of Total Gaz, which is an indirect wholly owned subsidiary of Total. As a result, each of Total Solar, Total Gaz and Total may be deemed to beneficially own the foregoing Shares.

As of the date of this Statement, the Reporting Persons are the only beneficial owners of the foregoing Shares. To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A is the beneficial owner of any Shares.

Item 5(c) of the Filing is amended and supplemented as follows:

On February 21, 2020, pursuant to a Debenture Repurchase Agreement, dated as of February 14, 2020, by and between Total Solar and the Issuer, the Issuer repurchased $56,439,000.00 aggregate principal amount of its 0.875% Senior Convertible Debentures due 2021 (the “Debentures) from Total Solar at a price of $965.00 per $1,000.00 of aggregate principal amount of Debentures sold, for an aggregate purchase price of $54,463,635.00 (the “Repurchase”). Following the closing of the Repurchase, the Debentures held directly by Total Solar are convertible into 3,969,375 shares of SunPower’s common stock.

From February 26, 2020 through March 19, 2020, Total Gaz purchased 2,716,645 shares of Common Stock, in a series of transactions at prices ranging from $4.33 to $8.90 per share in open market transactions on the New York Stock Exchange. Details by date, listing the number of shares purchased and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

CUSIP No. 867652 406	13D	Page 5 of 6 Pages

Date	Shares Purchased	Weighted Average Price per Share
February 26, 2020	81,235	$8.8566
February 27, 2020	258,662	$8.4658
February 28, 2020	203,319	$8.1901
March 10, 2020	101,382	$6.6407
March 11, 2020	539,735	$6.2621
March 12, 2020	173,088	$5.1118
March 13, 2020	406,124	$5.0312
March 16, 2020	361,222	$4.5267
March 17, 2020	99,147	$5.1104
March 18, 2020	464,433	$4.8807
March 19, 2020	28,298	$5.6083

Other than as described in this Item 5(c) herein, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares since the filing of the last amendment to this Filing.

CUSIP No. 867652 406	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2020

TOTAL S.A.

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTAL GAZ ELECTRICITÉ HOLDINGS FRANCE SAS

By:	/s/ Laurent Vivier
Name:	Laurent Vivier
Title:	Managing Director

TOTAL SOLAR INTL SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director